SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 1

UNITED INVESTORS INCOME PROPERTIES
(Name of Subject Company)

UNITED INVESTORS INCOME PROPERTIES
(Name of Person(s) Filing Statement)

Units of Limited Partnership Interest
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

Martha L. Long Senior Vice President Apartment Investment and Management Company 55 Beattie Place, P.O. Box 1089 Greenville, South Carolina 29602 (864) 239-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9
     United Investors Income Properties hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9, initially filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2007 with respect to a tender offer by MPF-NY 2007, LLC; MPF Badger Acquisition Co., LLC; MPF DeWaay Fund 4, LLC; MPF Income Fund 23, LLC; MPF DeWaay Fund 6, LLC; MPF Special Fund 8, LLC; MP Income Fund 12, LLC; MP Value Fund 7, LLC; MacKenzie Patterson Special Fund 6, LLC; MacKenzie Patterson Special Fund 6-A, LLC; MPF DeWaay Fund 5, LLC; MPF Income Fund 24, LLC and MacKenzie Patterson Fuller, LP (collectively, the “Offerors”) to purchase all of the outstanding units of limited partnership interest (“Units”) of United Investors Income Properties, at a price of $40.00 per Unit in cash, less the amount of any distributions declared or made with respect to the Units between September 13, 2007 and October 31, 2007, or such other date to which the offer may be extended by the Offerors. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated as of September 13, 2007 (the “Offer to Purchase”), and a related Letter of Transmittal, copies of which were filed with the SEC on September 13, 2007.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.
     The information set forth in the Letter to the Unit holders, dated as of September 26, 2007, previously filed as Exhibit (a)(2) to Schedule 14D-9 initially filed by the Partnership on September 26, 2007, and the information set forth in the Supplemental Letter to the Unit holders, dated as of October 2, 2007, a copy of which is attached hereto as Exhibit (a)(2)(ii), is incorporated herein by reference.

ITEM 8.	ADDITIONAL INFORMATION.
     The information set forth in the Letter to the Unit holders, dated as of September 26, 2007, previously filed as Exhibit (a)(2) to Schedule 14D-9 initially filed by the Partnership on September 26, 2007 and the information set forth in the Supplemental Letter to the Unit holders, dated as of October 2, 2007, a copy of which is attached hereto as Exhibit (a)(2)(ii), is incorporated herein by reference.

ITEM 9.	EXHIBITS.

(a)(2)(i) (a)(2)(ii) (e) (g)	Letter to Unit Holders of the Partnership, dated September 26, 2007.* Supplemental Letter to Unit Holders of the Partnership, dated October 2, 2007. Not applicable. Not applicable.

*Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: October 2, 2007
United Investors Income Properties
By: United Investors Real Estate, Inc.
        (General Partner)

By:	/s/ Martha L. Long
Martha L. Long
Senior Vice President